FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Half Year Results 2006”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Financial Release

Half Year Results 2006 Basel, Switzerland, 26 July 2006

‘Performance resilient, significant strategic progress’

  Sales 1 percent lower CER(1) at $5.2 billion

  Crop Protection sales unchanged(1) at $3.9 billion

  New product sales up 22 percent(1) to $646 million; AXIAL® and AVICTA® launches

  Development pipeline accelerating: Crop Protection, Seeds biotech traits

  Earnings per share(2) up 9 percent to $10.44

  $889 million cash returned to shareholders

Financial Highlights (unaudited)

	Excluding Restructuring & Impairment				As reported under IFRS

	1st Half	1st Half			1st Half	1st Half
	2006	2005	Actual	CER(1)	2006	2005
	$m	$m	%	%	$m	$m

Sales	5201	5386	- 3	- 1	5201	5386
Net Income(3)	1056	976	+8		961	912
Earnings per Share	$10.44	$9.54	+9		$9.51	$8.92

Michael Pragnell, Chief Executive Officer, said:

“In the first half of 2006 Syngenta performed well. Crop Protection outperformed in challenging northern hemisphere markets where fungicide demand was lower. New products maintained their outstanding record of growth, augmented by the successful launches of AXIAL® and AVICTA®. Professional Products growth accelerated with strong performances in all three businesses. In Seeds, growth was achieved in all businesses with the exception of NAFTA corn due to production-related issues in the first quarter. We also made significant strategic progress: two acquisitions in Lawn & Garden and Vegetables Seeds respectively, a product technology exchange in Crop Protection and a marketing and technology agreement with Pioneer in US corn and soybean seeds. Continued cost discipline enabled us to offset the impact of higher oil-related costs while targeting expenditure to drive future growth, maintaining key performance ratios and increasing earnings.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(3)	Net income attributable to shareholders of Syngenta AG.

Highlights for 2006

Sales at constant exchange rates (CER) were one percent lower. Crop Protection sales* were unchanged; Seeds sales were four percent lower.

EBITDA was unchanged (CER) at $1.54 billion as operational efficiency savings offset the impact of higher oil-related costs ($82 million) and funded increased marketing and development expenditure in fast-growing areas of the business.

Earnings per share, excluding restructuring and impairment, were up nine percent to $10.44, benefiting from higher operating income and a reduction in net financial expense helped by currency exchange gains. After charges for restructuring and impairment, earnings per share were $9.51 (2005: $8.92).

Currency: Sales were negatively impacted by two percent due to the relative strength of the US dollar, notably against the Euro. The net impact on EBITDA was one percent.

Crop Protection: Sales in NAFTA were slightly lower mainly as a consequence of lower fungicide sales for soybean rust and reduced corn acres. Double-digit growth was again achieved in Eastern Europe which partially offset a decline in western Europe due to reduced fungicide consumption in cereals and the ongoing impact of subsidy reform. Broad-based sales growth in Asia Pacific was mainly driven by a strong performance in south east Asia. In Latin America, sales increased as a result of effectively combining risk management with successful marketing programs. Sales of new products, notably the CALLISTO® family and ACTARA® again delivered strong growth. AXIAL® was launched successfully in Europe and North America; its strong market reception resulted in an increased peak sales target of over $200 million. EBITDA was unchanged (CER) at $1.32 billion.

Professional Products: Sales increased 18 percent as all three businesses: Seed Care, Lawn & Garden and Home Care made important contributions. The main driver was Seed Care where the insecticide CRUISER®, once again, delivered strong US growth; in addition, AVICTA® was launched successfully on cotton in the USA. Performance was also strong in Lawn & Garden, notably Ornamentals; this business was augmented in July by the acquisition of Conrad Fafard, Inc., a leading North American growing media company.

Seeds: Sales increased in all regions with the exception of NAFTA where production-related issues in US corn in the first quarter resulted in lower sales. An important strategic alliance was agreed with Pioneer to create the joint venture, GreenLeaf Genetics, broadening the germplasm and traits offer to independent seeds companies in the USA. In Vegetables, demand for fresh produce continued to grow and the acquisition of Emergent Genetics Vegetable A/S was completed, further expanding the product offer. Sales in Flowers rose slightly. Diverse Field Crops maintained growth momentum driven primarily by demand for oil crops in Eastern Europe. EBITDA was four percent lower (CER) at $275 million.

R & D Pipeline: In Crop Protection, good progress was made in the development pipeline including the in-licensing of the novel insecticide Rynaxypyr™ from DuPont. With peak sales potential of more than $200 million, this product is targeted for launch in 2008. In addition, two fungicides 520 and 524, passed important milestones and were advanced into late development. In Seeds, the development of a complete range of stacked input traits in corn is on track for 2008. In addition, from 2008 the company aims to launch a number of second generation traits including: corn amylase for enhanced bioethanol production; Optimum™ GAT™ herbicide-resistant trait in soybean, licensed from Pioneer; lepidoptera insect control in corn; and drought tolerant corn.

* Crop Protection sales include $36 million of inter-segment sales.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 2 OF 27

Operational efficiency: Total restructuring and impairment charges during the period were $130 million (cash: $70 million; non-cash: $60 million) largely relating to the program to streamline global operations, announced in February 2004. Savings in the first half were $106 million and peak savings of $425 million are expected by the end of 2008. Restructuring costs are expected to be around $850 million between 2004 and 2008 including non-cash charges of $350 million.

Cash flow and balance sheet: The ratio of average trade working capital as a percentage of sales was higher at 42 percent (2005: 39 percent) due to an increase in inventories. Fixed capital expenditure of $81 million was below depreciation of $109 million.

Taxation: The underlying tax rate for the period was 22 percent (2005: 24 percent). The tax rate is expected to remain in the low twenties over the medium term.

Cash return to shareholders: The company continued its share repurchase program in the first half of 2006, repurchasing 3.3 million shares through the put option structure announced in February; a total dividend of $260 million was paid on 11 July in the form of a nominal value reduction. The total returned to shareholders to date in 2006 is $889 million; since May 2004 total cash returned is $1.6 billion. The 2.3 million shares repurchased in 2005 were cancelled on 6 July.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“Looking ahead, we see numerous opportunities to capture growth across all our businesses. Continuing market share gains and the exciting potential of the pipeline in Crop Protection, the increasing promise of our biotechnology traits in US corn seeds and the further expansion of Professional Products, coupled with continued cost discipline, reinforce our confidence in targeting double digit growth in earnings per share* through 2008.”

* Fully diluted, before restructuring, impairment and share repurchase program

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 3 OF 27

Crop Protection

For a definition of constant exchange rates, see Appendix A. 2005 product line and regional sales have been restated to include inter-segment sales

	Half Year		Growth		2nd Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Selective herbicides	1313	1351	- 3	- 1	703	736	- 5	- 5
Non-selective herbicides	422	391	+8	+8	255	228	+12	+11
Fungicides	1065	1201	-11	- 8	526	605	-13	-12
Insecticides	602	601	-	+3	307	296	+4	+5
Professional products	490	419	+17	+18	246	191	+29	+29
Others	24	24	-2	+2	7	0	-	-

Total	3916	3987	-2	-	2044	2056	-	-

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Sales of the CALLISTO® family continued to grow in NAFTA offsetting the impact of lower corn acres in the USA and also showed good growth across Europe. AXIAL® was launched successfully in the USA, Canada, UK, Germany and Australia. Growth in Latin America largely offset slightly lower sales in NAFTA, in comparison with a strong first half in 2005.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

TOUCHDOWN® registered double digit growth, driven by an expanded product range in the USA and market share gains in Argentina. GRAMOXONE® performed well in Latin America and in Asia, with a successful launch of the INTEON® formulation in South Korea and good growth in other south east Asian markets.

Fungicides: major brands AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides were lower primarily due to limited advance purchases of soybean rust products in the USA. Sales in Europe were also lower as cold weather reduced consumption in cereals; market position was, however, reinforced through the introduction of new BRAVO®/triazole combinations to combat septoria resistance. Sales were higher in Brazil.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® and PROCLAIM® continued their growth trend. FORCE® performed well and gained share in the chemical corn rootworm market in the USA. Growth was registered in most regions, notably Asia and Eastern Europe.

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Growth was achieved in all businesses: Seed Care, Lawn & Garden and Home Care. The main driver was Seed Care, with the successful launch of AVICTA® on cotton. CRUISER® continued to expand rapidly on a number of crops, notably corn and soybean in the USA. In Lawn & Garden growth was driven by Ornamentals.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 4 OF 27

	Half Year		Growth		2nd Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	1452	1569	- 7	- 2	708	751	- 6	- 4
NAFTA	1579	1582	-	- 1	928	952	- 3	- 3
Latin America	327	307	+6	+6	145	115	+26	+26
Asia Pacific	558	529	+5	+8	263	238	+11	+12

Total	3916	3987	- 2	-	2044	2056	-	-

Europe, Africa and the Middle East: Western European markets were affected by a late start to the season which reduced cereal fungicide usage and by the progressive implementation of subsidy reform. AXIAL® was launched successfully in the UK and Germany, generating strong grower demand. Eastern Europe continued its double-digit growth trend with a strong performance throughout the region.

In NAFTA sales were slightly lower due to a weaker farm economy, a decline in corn acreage and the non-recurrence of advance fungicide sales. These factors were largely offset by the strong performance of non-selective herbicides, insecticides, professional products, the continued success of new products notably CALLISTO®, ACTARA®, the launch of AXIAL® in cereals and in seed treatment CRUISER® and the launch of AVICTA® on expanded cotton acreage.

Latin America: Sales in the low season were higher due primarily to a strong performance in Brazil. The company increased share in Brazil through the expanded implementation of effective risk management and successful marketing programs. This resulted in a resilient performance in the face of lower farmer profitability arising from the appreciation of the Real.

Asia Pacific: Growth was widespread across the region with notable contributions from South East Asia, China, Australia and South Korea. The broad fungicide and insecticide portfolio continues to support expansion in the region in the major crops of rice and vegetables.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Half Year		Growth		2nd Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Corn & Soybean	708	791	-10	- 9	210	220	- 4	- 4
Diverse Field Crops	242	242	-	+6	83	84	- 1	-
Vegetables & Flowers	370	376	- 2	+2	181	184	- 1	-

Total	1320	1409	- 6	- 4	474	488	- 3	-2

Field Crops: major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

First quarter production-related issues in US corn accounted for the decline in Corn and Soybean sales; soybean sales were higher with gains in both volume and price. Diverse field crops performed well with strong growth in oilseeds in Eastern Europe.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 5 OF 27

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables maintained its record of steady growth with further expansion in the emerging markets of Latin America and Asia-Pacific. In the developed markets, demand for fresh vegetables continues to grow while the processing segment remains competitive. Branded Fresh Produce continued to make good progress with the launch of additional new products. Sales of S&G® flowers improved slightly in more stable market conditions.

	Half Year		Growth		2nd Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	516	540	- 4	+3	173	181	- 4	- 2
NAFTA	717	792	-10	-10	252	261	- 4	- 4
Latin America	35	33	+7	+7	21	21	+2	+2
Asia Pacific	52	44	+19	+21	28	25	+15	+16

Total	1320	1409	- 6	- 4	474	488	- 3	- 2

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569

Media Enquiries:	Medard Schoenmaeckers / Guy Wolff (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 628 2372

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 6 OF 27

Financial Summary (unaudited)

	Excluding Restructuring, Impairment and Discontinued Operations(1)		Restructuring, Impairment and Discontinued Operations(1)		As reported under IFRS

For the six months to 30 June	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Sales	5201	5386	-	-	5201	5386

Gross profit	2806	2871	(7)	(24)	2799	2847
Marketing and distribution	(727)	(727)	-	-	(727)	(727)
Research and development	(387)	(406)	-	-	(387)	(406)
General and administrative	(335)	(406)	-	-	(335)	(406)
Restructuring and impairment	-	-	(123)	(68)	(123)	(68)

Operating income	1357	1332	(130)	(92)	1227	1240

Income before taxes	1363	1289	(130)	(92)	1233	1197
Income tax expense	(300)	(309)	35	28	(265)	(281)

Net income from continuing operations	1063	980	(95)	(64)	968	916
Discontinued operations	-	-	-	-	-	-

Net income	1063	980	(95)	(64)	968	916

Attributable to minority interests	7	4	-	-	7	4
Attributable to Syngenta AG shareholders:	1056	976	(95)	(64)	961	912

Earnings/(loss) per share(3)
- basic	$10.65	$9.67	$(0.96)	$(0.63)	$9.69	$9.04
- diluted	$10.44	$9.54	$(0.93)	$(0.62)	$9.51	$8.92

	2006	2005	2006 CER(2)

Gross profit margin(4)	54.0%	53.3%	53.5%
EBITDA margin(5)	29.7%	29.0%	29.3%
EBITDA(5)	1543	1564
Tax rate(6)	22%	24%
Free cash flow(7)	98	(25)
Trade working capital to sales(8)	48%	46%
Debt/Equity gearing(9)	24%	20%
Net debt(9)	1398	1127

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 16. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.
(2)	For a description of CER see Appendix A on page 21.
(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2006 basic EPS 99,137,067 and diluted EPS 101,077,106; 2005 basic EPS 100,914,953 and diluted EPS 102,255,763.
(4)	Gross profit margin is calculated excluding Restructuring, Impairment and Discontinued Operations.
(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 22.
(6)	Tax rate on results excluding restructuring and impairment.
(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 21.
(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 23.
(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 23.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 7 OF 27

Unaudited Half Year Segmental Results(1)

	1st Half 2006	1st Half 2005	CER(2)
Syngenta	$m	$m	%

Third Party Sales	5201	5386	-1

Gross Profit(3)	2806	2871	-1
Marketing and distribution	(727)	(727)	-3
Research and development	(387)	(406)	+1
General and administrative	(335)	(406)	+19

Operating income	1357	1332	+2

EBITDA(4)	1543	1564	-

EBITDA (%)	29.7	29.0

	1st Half 2006	1st Half 2005	CER(2)
Crop Protection	$m	$m	%

Total Sales	3916	3987	-

Inter-segment elimination(5)	(36)	(10)	-

Third Party Sales	3880	3977	-

Gross Profit	2156	2191	-1
Marketing and distribution	(501)	(514)	-
Research and development	(237)	(250)	-
General and administrative	(260)	(305)	+19

Operating income	1158	1122	3

EBITDA(4)	1320	1318	-

EBITDA (%)	33.7	33.1

	1st Half 2006	1st Half 2005	CER(2)
Seeds	$m	$m	%

Third Party Sales	1320	1409	-4

Gross Profit	654	680	-
Marketing and distribution	(224)	(211)	-9
Research and development	(113)	(104)	-11
General and administrative	(69)	(95)	+21

Operating income	248	270	-4

EBITDA(4)	275	300	-4

EBITDA (%)	20.9	21.4

	1st Half 2006	1st Half 2005	CER(2)
Plant Science	$m	$m	%

Third Party Sales	1	-	+71

Gross Profit	1	-	+51
Marketing and distribution	(2)	(2)	-18
Research and development	(37)	(52)	+27
General and administrative	(6)	(6)	+9

Operating loss	(44)	(60)	+25

EBITDA(4)	(47)	(54)	+11

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 16.
(2)	Growth at constant exchange rates, see Appendix A on page 21.
(3)	For details of the inter-segment elimination within Gross profit, see Appendix H on page 25.
(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 22.
(5)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 8 OF 27

Unaudited Half-Year Product Line and Regional Sales

	1st Half 2006	1st Half 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	3916	3987	-2	-
Seeds	1320	1409	-6	-4
Plant Science	1	-	-	-
Inter-segment elimination(2)	(36)	(10)	-	-

Third Party Sales	5201	5386	-3	-1

Crop Protection

Product line
Selective herbicides	1313	1351	-3	-1
Non-selective herbicides	422	391	+8	+8
Fungicides	1065	1201	-11	-8
Insecticides	602	601	-	+3
Professional products	490	419	+17	+18
Others	24	24	-2	+2

Total Sales	3916	3987	-2	-

Regional
Europe, Africa and Middle East	1452	1569	-7	-2
NAFTA	1579	1582	-	-1
Latin America	327	307	+6	+6
Asia Pacific	558	529	+5	+8

Total Sales	3916	3987	-2	-

Seeds

Product line
Corn & Soybean	708	791	-10	-9
Diverse Field Crops	242	242	-	+6
Vegetables and Flowers	370	376	-2	+2

Total Sales	1320	1409	-6	-4

Regional
Europe, Africa and Middle East	516	540	-4	+3
NAFTA	717	792	-10	-10
Latin America	35	33	+7	+7
Asia Pacific	52	44	+19	+21

Total Sales	1320	1409	-6	-4

(1)	Growth at constant exchange rates, see Appendix A on page 21.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 9 OF 27

Unaudited Second Quarter Product Line and Regional Sales

	2nd Quarter 2006	2nd Quarter 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	2044	2056	-	-
Seeds	474	488	-3	-2
Inter-segment elimination(2)	(25)	(5)	-	-

Third Party Sales	2493	2539	-1	-1

Crop Protection

Product line
Selective herbicides	703	736	-5	-5
Non-selective herbicides	255	228	+12	+11
Fungicides	526	605	-13	-12
Insecticides	307	296	+ 4	+5
Professional products	246	191	+29	+29
Others	7	-	-	-

Total Sales	2044	2056	-	-

Regional
Europe, Africa and Middle East	708	751	-6	-4
NAFTA	928	952	-3	-3
Latin America	145	115	+26	+26
Asia Pacific	263	238	+11	+12

Total Sales	2044	2056	-	-

Seeds

Product line
Corn & Soybean	210	220	-4	-4
Diverse Field Crops	83	84	-1	-
Vegetables and Flowers	181	184	-1	-

Total Sales	474	488	-3	-2

Regional
Europe, Africa and Middle East	173	181	-4	-2
NAFTA	252	261	-4	-4
Latin America	21	21	+2	+2
Asia Pacific	28	25	+15	+16

Total Sales	474	488	-3	-2

(1)	Growth at constant exchange rates, see Appendix A on page 21.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 10 OF 27

Unaudited Interim Condensed Consolidated Financial Statements

The following interim condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1. A reconciliation to US GAAP has been prepared for US investors.

Unaudited Interim Condensed Consolidated Income Statement

For the six months to 30 June	2006	2005
	$m	$m

Sales	5201	5386
Cost of goods sold	(2402)	(2539)

Gross profit	2799	2847
Marketing and distribution	(727)	(727)
Research and development	(387)	(406)
General and administrative	(335)	(406)
Restructuring and impairment	(123)	(68)

Operating income	1227	1240

Income/(loss) from associates and joint ventures	(6)	3
Financial expense, net	12	(46)

Income before taxes	1233	1197
Income tax credit/(expense)	(265)	(281)

Net income from continuing operations	968	916
Discontinued operations	-	-

Net income/(loss)	968	916

Attributable to:
- Minority interests	7	4
- Syngenta AG shareholders	961	912

Earnings/(loss) per share(1)
- Basic	$9.69	$9.04
- Diluted	$9.51	$8.92

(1)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2006 basic EPS 99,137,067 and diluted EPS 101,077,106; 2005 basic EPS 100,914,953 and diluted EPS 102,255,763.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 11 OF 27

Unaudited Interim Condensed Consolidated Balance Sheet

	30 June	30 June	31 December
	2006	2005	2005
	$m	$m	$m

Assets
Current assets
Cash and cash equivalents	231	321	458
Trade accounts receivable	3664	3858	1865
Other accounts receivable	399	382	364
Other current assets	404	325	310
Inventories	2079	1872	2215

Total current assets	6777	6758	5212

Non-current assets
Property, plant and equipment	1898	1971	1887
Intangible assets	2692	2832	2732
Investments in associates and joint ventures	105	97	93
Deferred tax assets	901	1121	967
Other financial assets	765	343	715

Total non-current assets	6361	6364	6394

Assets held for sale	-	15	2

Total assets	13138	13137	11608

Liabilities and equity
Current liabilities
Trade accounts payable	(1958)	(2043)	(1619)
Current financial debts	(833)	(613)	(514)
Income taxes payable	(429)	(484)	(323)
Other current liabilities	(1071)	(1124)	(810)
Provisions	(208)	(223)	(199)

Total current liabilities	(4499)	(4487)	(3465)

Non-current liabilities
Non-current financial debts	(877)	(885)	(847)
Deferred tax liabilities	(1115)	(1256)	(1038)
Provisions	(844)	(814)	(827)

Total non-current liabilities	(2836)	(2955)	(2712)

Total liabilities	(7335)	(7442)	(6177)

Shareholders’ equity	(5771)	(5673)	(5403)
Minority interests	(32)	(22)	(28)

Total equity	(5803)	(5695)	(5431)

Total liabilities and equity	(13138)	(13137)	(11608)

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 12 OF 27

Unaudited Interim Condensed Consolidated Cash Flow Statement

For the six months to 30 June	2006	2005
	$m	$m

Operating income	1227	1240
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	123	133
Intangible assets	122	102
Financial assets	(2)	-
Loss/(gain) on disposal of fixed assets	(14)	(1)
Charges in respect of share based compensation	17	19
Charges in respect of provisions	158	139
Cash (paid)/received in respect of;
Interest and other financial receipts	55	86
Interest and other financial payments	(20)	(110)
Taxation	(81)	(56)
Restructuring costs	(92)	(79)
Contributions to pension schemes	(65)	(70)
Other provisions	(25)	(30)

Cash flow before working capital changes	1403	1373
Change in net current assets and other operating cash flows	(1212)	(1335)

Cash flow from operating activities	191	38

Additions to property, plant and equipment	(81)	(67)
Proceeds from disposals of property, plant and equipment	15	6
Purchase of intangibles and other financial assets	(43)	(23)
Proceeds from disposals of intangible and financial assets	38	16
Acquisitions and Divestments	(22)	5

Cash flow used for investing activities	(93)	(63)

Increases in third party interest-bearing debt	478	1164
Repayment of third party interest-bearing debt	(218)	(740)
(Purchase)/sale of treasury shares and options over own shares	(584)	(271)
Dividends paid to group shareholders	-	-
Dividends paid to minorities	(3)	(1)

Cash flow from/(used for) for financing activities	(327)	152

Net cash flow from discontinued operations	-	-

Net effect of currency translation on cash and cash equivalents	2	(33)

Net change in cash and cash equivalents	(227)	94
Cash and cash equivalents at the beginning of the period	458	227

Cash and cash equivalents at the end of the period	231	321

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 13 OF 27

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’ equity
$m

31 December 2004	5658
Net income attributable to Syngenta AG shareholders	912
Unrealized holding gains/(losses) on available for sale financial assets	(24)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(76)
Income tax (charged)/credited to equity	31
Dividends payable to group shareholders	(209)
Issue of shares under employee purchase plans	37
Share based compensation	19
Share repurchase scheme	(216)
Cash impact of share options under share repurchase scheme	(92)
Foreign currency translation effects	(367)

30 June 2005	5673

31 December 2005	5403
Net income attributable to Syngenta AG shareholders	961
Unrealized holding gains/(losses) on available for sale financial assets	34
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(29)
Income tax (charged)/credited to equity	(12)
Dividends payable to group shareholders	(260)
Issue of shares under employee purchase plans	50
Share based compensation	17
Share repurchase scheme	(629)
Cash impact of share options under share repurchase scheme	(5)
Foreign currency translation effects	241

30 June 2006	5771

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 14 OF 27

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The interim consolidated financial statements have been prepared in accordance with our policies as set out in the 2005 Financial Report, except as noted below. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income for the six months ended, and shareholders’ equity as of, 30 June 2005 and 2006, as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

Syngenta has applied IFRIC 4, “Determining whether an Arrangement contains a Lease”, and IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”, with effect from 1 January 2006. Neither Interpretation had a material effect on these condensed consolidated financial statements. Also, Syngenta has applied IFRIC 8, “Scope of IFRS 2”, early as from 1 January 2006. IFRIC 8 had no effect on these condensed consolidated financial statements.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 15 OF 27

Note 3: Changes in the Scope of Consolidation

On 1 June 2006, Syngenta acquired 100% of the shares of Emergent Genetics Vegetable A/S (EGV), an established vegetable seed company specialized in breeding and marketing of selected vegetable crops Also, on 10 July 2006, Syngenta announced that it had entered into an agreement to acquire Conrad Fafard, Inc. (Fafard), a leading North American producer of packaged growing media to professional ornamental growers and the consumer retail market, for $133 million. The Fafard acquisition is still subject to the approval of Fafard’s shareholders and of regulatory authorities.

Syngenta purchased the remaining 2% of Syngenta Nantong Crop Protection Co. Ltd in February 2005, increasing its holding to 100% at a cost of $1 million.

Note 4: Restructuring and Impairment

	1st Half 2006			1st Half 2005
For the six months to 30 June	$m	$m	$m	$m	$m	$m

Reversal of inventory-step-up (in Cost of goods sold)			(7)			(24)
Restructuring costs:
Write-off or impairment
- property, plant & equipment	(14)			(5)
- intangible assets	(38)			-
- inventories	-			(3)
Non-cash pension restructuring charges	(1)			2

Total non-cash restructuring costs		(53)			(6)
Cash costs
- operational efficiency	(62)			(49)
- Seeds acquisition integration	(8)			(12)
- other cash costs	-			(1)

Total cash restructuring costs		(70)			(62)
Other impairment of assets		-			-

			(123)			(68)

Total restructuring and impairment charge			(130)			(92)

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 16 OF 27

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

In 2006 Syngenta continued to incur costs associated with restructuring announced in 2004 and 2005, under both the operational efficiency program and the integration of the Garst and Golden Harvest Seeds businesses acquired in 2004. In addition, in 2006 Syngenta negotiated an early exit from a long-term supply contract entered into as part of a product acquisition, where lower cost sources are now available. This involved cash costs of $35 million and a $38m write-off of an intangible asset for the supply agreement capitalized as part of the product purchase accounting.

Impairment of property, plant & equipment in 2006 includes $12 million accelerated depreciation of manufacturing sites, whose closure was announced in 2004 and 2005, and $2 million related to other asset impairments also linked to the operational efficiency restructuring program.

The $7 million (2005: $24 million) inventory step-up charge completes the write-off of the purchase accounting adjustments related to seed inventories acquired in the Garst and Golden Harvest business combinations. Purchase accounting rules require the book value of acquired finished goods inventories to be stepped up to fair value less costs to sell, with a corresponding reduction in goodwill. The stepped-up amount is expensed as the acquired inventories are sold. This adjustment does not affect cash flows, and inventories produced after the acquisition date are valued at their production cost.

Restructuring and impairment charges in 2005 included costs associated with the closure of one Crop Protection production site, announced in 2005, together with the rationalization of one further production site, both of which were part of the operational efficiency program. Charges also included the first full year of the program to integrate the Garst and Golden Harvest acquisitions. Cash costs of $62 million and non-current asset impairments totaling $5 million were recorded in the first half 2005.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 17 OF 27

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average	Average	Period end	Period end
	1st Half 2006	1st Half 2005	30 June 2006	30 June 2005

Brazilian real. BRL	2.22	2.59	2.18	2.36
Swiss franc. CHF	1.28	1.19	1.23	1.28
Euro. EUR	0.82	0.77	0.79	0.83
British pound. GBP	0.56	0.53	0.55	0.56
Japanese yen. JPY	115.7	105.1	114.7	110.5

The above average rates are an average of the monthly rates used to prepare the consolidated income and cash flow statements. The period end rates were used for the preparation of the consolidated balance sheet.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 18 OF 27

Note 6: Reconciliation to US GAAP from the Interim Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

	2006	2005
Net income (for the six months ended 30 June)	$m	$m

Net income/(loss) under IFRS attributable to Syngenta AG shareholders	961	912
US GAAP adjustments:
Purchase accounting:
Zeneca Agrochemicals	28	3
Other acquisitions	(42)	(42)
Impairment losses	-	(7)
Restructuring charges	(19)	(15)
Pension provisions (including post-retirement benefits)	(3)	(4)
Deferred taxes on stock-based compensation	11	(3)
Deferred taxes on unrealized profit in inventory	23	(22)
Other items	2	22
Deferred tax valuation allowances	4	-
Tax on undistributed earnings of subsidiaries	-	-
Deferred tax effect on US GAAP adjustments	6	10

Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	971	854

Weighted average number of ordinary shares in issue (million) – basic	99.137	100.915
Weighted average number of ordinary shares in issue (million) – diluted	100.864	102.256

Earnings/(loss) per share under US GAAP (basic)	9.79	8.46

Earnings/(loss) per share under US GAAP (diluted)	9.63	8.35

For the six months ended 30 June 2006, net income under IFRS attributable to Syngenta AG shareholders was $961 million, compared to a net income of $971 million under US GAAP.

In the past, different purchase accounting rules, and different subsequent goodwill accounting, were applied in accordance with IFRS compared to those applied in accordance with US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2005 and 2006. The $(42) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights. The $28 million reconciling item for Zeneca Agrochemicals for 2006 consists principally of the IFRS net book value of the ACANTO® product rights which were sold to DuPont during the period. These product rights were not recognized under US GAAP purchase accounting rules, so that there is no corresponding US GAAP charge to write off the net book value on their disposal.

The $(19) million reconciling item (2005: $(15) million) for restructuring charges represents employee termination costs which were recorded under IFRS in previous periods, but, in accordance with US GAAP, are being recognized in the periods in which the employees complete their remaining service. The $22 million reconciling ‘other items’ in the first six months of 2005 mainly represents differences in the IFRS and US GAAP rules on recognition in net income of gains and losses on hedging currency exposures resulting from forecast intercompany cash flows. IFRS and US GAAP rules in this area were aligned by changes to IFRS at the end of 2005 which have been applied prospectively, as permitted by the relevant transition requirements. No corresponding adjustment therefore exists in 2006.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 19 OF 27

	2006	2005
Shareholders’ equity (as at 30 June)	$m	$m

Shareholders’ equity under IFRS	5771	5673
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(458)	(480)
Other acquisitions	682	764
Impairment losses	16	16
Restructuring charges	41	53
Pension provisions (including post-retirement benefits)	17	(180)
Deferred taxes on stock-based compensation	(24)	(30)
Deferred taxes on unrealized profit in inventory	(97)	(106)
Other items	36	33
Deferred tax valuation allowances	-	(30)
Tax on undistributed earnings of subsidiaries	(26)	(27)
Deferred tax effect on US GAAP adjustments	(170)	(117)

Shareholders’ equity under US GAAP	5788	5569

The $180 million reconciling item in shareholders' equity for pension provisions at 30 June 2005 included $229 million which had been directly charged to US GAAP shareholders' equity to make pension provisions equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. This adjustment has largely been reversed because the $350 million lump sum contributions made by Syngenta in December 2005 eliminated the accumulated benefit basis deficits in Syngenta’s main UK and US pension plans. The deferred tax effect of this reversal accounts for the increase in the ‘Deferred tax effect on US GAAP adjustments’ reconciling item.

Note 7: New US GAAP Accounting Pronouncements and Other Disclosures

No US GAAP pronouncements with a material effect on the condensed consolidated financial statements were adopted by Syngenta in the six months ended 30 June 2006.

The US GAAP expense for pension and other post-retirement benefits for the six months was as follows:

	Pension		Other post- retirement benefits
	2006	2005	2006	2005
For the six months to 30 June	$m	$m	$m	$m

Current service cost	(62)	(58)	(1)	(1)
Interest cost	(91)	(84)	(5)	(5)
Expected return on assets	101	81	3	3
Employee contributions	14	11	-	-
Amortization of actuarial losses	(15)	(10)	(3)	(3)
Past service cost	(2)	(2)	2	2
Curtailments and settlements	(2)	(16)	-	-

Expense for pension and other post-retirement benefits under US GAAP	(57)	(78)	(4)	(4)

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 20 OF 27

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 18 for information on average exchange rates in 2006 and 2005.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities and investing activities prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

	2006	2005
For the six months to 30 June	$m	$m

Cash flow from operating activities	191	38
Cash flow used for investing activities	(93)	(63)

Free cash flow	98	(25)

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 21 OF 27

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	1st Half	1st Half
	2006	2005
	$m	$m

Net income attributable to Syngenta AG shareholders	961	912
Minority interests	7	4
Income tax (credit)/expense	265	281
Financial expenses, net	(12)	46
Pre-tax restructuring and impairment	130	92
Depreciation, amortization and other impairment	192	229

EBITDA excluding restructuring	1543	1564

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	1st Half 2006			1st Half 2005
	Crop Protection	Seeds	Plant Science	Crop Protection	Seeds	Plant Science
	$m	$m	$m	$m	$m	$m

Operating income	1158	248	(44)	1122	270	(60)
Income/(loss) from associates and joint ventures	(1)	-	(5)	-	-	3
Depreciation, amortization and other impairment	163	27	2	196	30	3

EBITDA	1320	275	(47)	1318	300	(54)

(1) Excluding restructuring and impairment, see Note 4 on page 16.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 22 OF 27

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2006	2005
	$m	$m

Opening balance at 1 January	865	864
Acquisitions and other non-cash items	10	20
Foreign exchange effect on net debt	34	(54)
Purchase/(sale) of treasury shares	584	271
Dividends paid to group shareholders	-	-
Dividends paid to minorities	3	1
Discontinued operations	-	-
Free cash flow	(98)	25

Closing balance as at 30 June	1398	1127

Constituents of closing balance;
Cash and cash equivalents	(231)	(321)
Current financial debts	833	613
Non-current financial debts	877	885
Financing-related derivatives(1)	(81)	(50)

Closing balance at 30 June	1398	1127

(1) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:

	30 June	30 June
	2006	2005
	$m	$m

Net debt	1398	1127
Shareholders’ equity	5771	5673

Debt/Equity gearing ratio (%)	24%	20%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	30 June	30 June
	2006	2005
	$m	$m

Inventories	2079	1872
Trade accounts receivable	3664	3858
Trade accounts payable	(1958)	(2043)

Net trade working capital	3785	3687
Twelve-month sales	7918	8080

Trade working capital as percentage of sales (%)	48%	46%

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 23 OF 27

Appendix G: Segment Sales

Unaudited Half Year Third Party(1) Product Line and Regional Sales

	1st Half 2006	1st Half 2005	Actual	CER (2)
Syngenta	$m	$m	$m	$m

Crop Protection	3880	3977	-2	-
Seeds	1320	1409	-6	-4
Plant Science	1	-	-	-

Total	5201	5386	-3	-1

Crop Protection

Product line
Selective herbicides	1313	1351	-3	-1
Non-selective herbicides	422	391	+8	+8
Fungicides	1065	1201	-11	-8
Insecticides	602	601	-	+3
Professional products	454	408	+11	+11
Others	24	25	-2	+2

Total	3880	3977	-2	-

Regional
Europe, Africa and Middle East	1447	1566	-7	-2
NAFTA	1549	1575	-2	-3
Latin America	326	307	+6	+6
Asia Pacific	558	529	+6	+9

Total	3880	3977	-2	-

Seeds

Product line
Corn & Soybean	708	791	-10	-9
Diverse Field Crops	242	242	-	+6
Vegetables and Flowers	370	376	-2	+2

Total	1320	1409	-6	-4

Regional
Europe, Africa and Middle East	516	540	-4	+3
NAFTA	717	792	-10	-10
Latin America	35	33	+7	+7
Asia Pacific	52	44	+19	+21

Total	1320	1409	-6	-4

(1)	Crop Protection sales exclude inter-segment sales to Seeds.
(2)	Growth at constant exchange rates, see Appendix A on page 21.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 24 OF 27

Appendix H: Unaudited Half Year Segmental Results(1) including inter-segment elimination

			Operating
	Sales	Gross Profit	income	EBITDA

Crop Protection(2)	3916	2156	1158	1320
Seeds	1320	654	248	275
Plant Science	1	1	(44)	(47)

Total	5237	2811	1362	1548

Inter-segment elimination	(36)	(5)	(5)	(5)

Total 3rd party	5201	2806	1357	1543

(1)	Excluding restructuring and impairment, see Note 4 on page 16.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 25 OF 27

Announcements and Meetings

Third quarter trading statement 2006	20 October 2006

Announcement of 2006 full year results	8 February 2007

AGM and first quarter trading statement 2007	2 May 2007

Announcement of the half year results 2007	26 July 2007

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide; first launches 2006
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 26 OF 27

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286
Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA HALF YEAR RESULTS 2006 / PAGE 27 OF 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 26, 2006	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary